Exhibit 1

Harry Winston Diamond Corporation Announces
Third Quarter Fiscal 2009 Results

TORONTO, CANADA (December 10, 2008) – Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) today reported third quarter results for the period ending October 31, 2008. The Company recorded consolidated net earnings of $71.9 million, or $1.17 per share, for the third quarter compared to a net loss of $7.4 million, or $0.13 per share, respectively, in the third quarter of the prior year. Consolidated net earnings for the third quarter included a $49.0 million net foreign exchange gain, or $0.80 per share, as a result of the weakening of the Canadian dollar relative to the US dollar, compared to a $40.6 million net foreign exchange loss, or $0.70 per share, in the comparable quarter of the prior year.

Consolidated sales were $148.6 million for the third quarter compared to $176.5 million for the comparable quarter of the prior year, resulting in a 24% decrease in gross margin and a 35% decrease in consolidated earnings from operations.

"Current world economic conditions present unprecedented challenges. It is in such times that business fundamentals come to the fore. We own 40% of one of the world's richest, and highest operating margin diamond mines. It would remain profitable through diamond pricing that would force the closure of the majority of the world's diamond production. We also own 100% of one of the world's most prestigious luxury brands. We are confident that assets of this quality can carry us through the present turmoil" said Robert A. Gannicott, Chairman and Chief Executive Officer.

Thomas J. O'Neill, President of Harry Winston Diamond Corporation added, "Sales growth in the US and international markets offset continued soft sales in Japan during the third quarter. Subsequently, on December 4, 2008 our Paris salon experienced an armed robbery. Fortunately, our employees are safe and we continue to cooperate fully with the authorities' on-going investigation and with our insurance company. Our strong brand and diversified global footprint have positioned Harry Winston to withstand the intense economic challenges being faced throughout the world."

Earnings from operations for the mining segment decreased 33% to $47.0 million compared to the comparable quarter of the prior year. Rough diamond production for the third calendar quarter was down 26% to 0.9 million carats produced versus 1.25 million for the comparable quarter of the prior year resulting from the continuing grade variation in the A-154 South pipe, and the processing of a higher volume of low grade mud-rich material from the top of the A-418 pipe. Mining sales were down 26% to $90.7 million compared to $122.7 million in the comparable quarter of the prior year due to reduced production. Since September, rough diamond production has returned to normal levels with grades in both A-154 South and A-418 returning to levels consistent with the ore reserve. However, beginning in October, the rough diamond market has become subdued as the diamond distribution chain seeks to deleverage by not replenishing inventories.

The retail segment recorded an 8% increase in sales to $57.9 million, with a loss from operations of $4.0 million compared to a loss from operations of $3.6 million in the comparable quarter of the prior year. Retail segment SG&A as a percentage of sales remained consistent with the comparable quarter of the prior year at 53%.

Third Quarter Fiscal 2009 Financial Highlights
(US$ in millions except Earnings per Share amounts)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Oct. 31, 2008	Oct. 31, 2007	Oct. 31, 2008	Oct. 31, 2007
Sales	148.6	176.5	490.8	491.1
Earnings from operations	42.9	66.3	156.0	158.6
Net earnings	71.9	(7.4)	143.1	16.0
Earnings per share	$1.17	$(0.13)	$2.35	$0.27

Dividend Announcement

Harry Winston Diamond Corporation is pleased to declare an eligible quarterly dividend payment of US$0.05 per share. Shareholders of record at the close of business on January 15, 2009, will be entitled to receive payment of this dividend on January 29, 2009.

Conference Call and Webcast

As previously announced, Harry Winston Diamond Corporation will host a conference call for analysts, investors and other interested parties on Thursday, December 11, beginning at 09:00AM (EST). Listeners may access a live broadcast of the conference call on the company's investor relations web site at http://investor.harrywinston.com or by dialing 866-761-0749 within North America or 617-614-2707 from international locations and entering passcode 94625715.

An online archive of the broadcast will be available by accessing the company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the call will be available starting at noon through 11:00PM (EST), Wednesday, December 24, 2008, by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 93471024.

Information in this news release that is not current or historical factual information may constitute forward-looking information or statements within the meaning of applicable securities laws. Implicit in this information, particularly in respect of statements as to future operating results and economic performance of Harry Winston Diamond Corporation and statements about the Diavik Diamond Mine, are assumptions regarding world economic conditions, projected revenue and expenses, diamond prices, construction timelines and mine operating plans and budgets, ore grades and the Canadian/US dollar exchange rate. These assumptions, although considered reasonable by Harry Winston Diamond Corporation at the time of preparation, may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining and mine development activities, risks associated with underground construction activities, risks associated with joint venture operations, risks associated with the remote location of the Diavik Diamond Mine site, risks associated with regulatory and financing requirements, fluctuations in diamond prices, changes in world economic conditions, increased competition from other luxury goods retailers, changes in consumer preferences and tastes in jewelry, and the risk of continued fluctuations in the Canadian/US dollar exchange rate.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. The company supplies rough diamonds to the global market from its 40% interest in the Diavik Diamond Mine, located in Canada's Northwest Territories. The company's retail division, Harry Winston, Inc., is a premier jewelry and timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills. For more information, please go to www.harrywinston.com or for investor information, visit investor.harrywinston.com.

For further information, please contact:

Investor Relations – (416) 362-2237 ext 290 or investor@harrywinston.com